FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    June 2008

Commission File Number    000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

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Form 20-F         Form 40-F

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

16360 Park Ten Place, Suite 217

Houston, TX 77084

June 10, 2008	Trading Symbol: BZO-TSXV

Brazauro Intersects 234 Meters Grading 1.81 Grams/Tonne,

Reports Additional Strong Results from Ongoing Drilling At Tocantinzinho

Houston, Texas: Results of four additional holes drilled during Brazauro’s 2008 drilling campaign at Tocantinzinho (TZ) confirm additional continuity of the +2 g/t zone in the southeastern portion of the TZ deposit.

These four holes are part of a +7,500-meter infill core drilling program designed to upgrade inferred resources to the indicated category, and also to probe deeper into the mineralized zone with a view to increasing the total resources down to the level of 300 meters below surface.

Holes 76 to 79 were drilled in the northwestern portion of the southeastern part of the TZ deposit where higher grades are concentrated in an area approximately 300 meters long by 80 meters wide. The following table shows the mineralized intercepts from these four holes:

Hole	Inclination	Intercept (Au)	From (m)	To (m)
TOC-08-76	- 63°	171.40 m at 1.00 g/t	138.30	309.70
TOC-08-77 Including	- 69°	200.25 m at 1.47 g/t 106.80 m at 2.21 g/t	102.50 121.00	302.75 227.80
TOC-08-78 Including and	-73°	234.00 m at 1.81 g/t 110.45 m at 2.24 g/t 56.70 m at 3.03 g/t	88.10 92.55 146.30	322.10 203.00 203.00
TOC-08-79	-75°	56.81 m at 3.24 g/t	15.24	72.05

Mineralized intervals are determined using a cut-off of 0.20 g/t Au. All intercepts are “down the hole” and do not represent true widths.

Mark Jones, chairman and CEO, said, “We are very pleased with the progress being achieved with this drilling program thus far. While several holes are in for assay and drilling is on-going, we can see already that mineralization in much of the deposit is continuous to 300 meters depth, to the bottom of the pit as presently configured. These results are expected to increase the size of the deposit at TZ.”

Hole 76 is located in an infill section in the southeastern portion of the mineralized zone, and confirms the transition between the higher grade zone and the lower grade outer zone to the southeast. As an infill hole, it should result in the upgrade of the block surrounding the hole from the inferred to the indicated resource category. Hole 76 also confirms mineralization extending down to 300 meters below the surface

Holes 77 and 78 confirm the extension of the higher grade zone down to 300 meters below surface and are expected to upgrade the block around the holes from the inferred to the indicated resource category.

Hole 79 is an infill hole which is anticipated to upgrade the surrounding block from the inferred to the indicated resource category.

Sampling Procedures

The recovered NTW and BTW-size cores are split in half by a standard rock saw. One-half is sent to the laboratory in intervals not greater than 2 meters length and cut depending on geologic parameters. The remaining half-core is stored on site. The samples were bagged in lots of fifty (50) and flown from the project site to Itaituba, where SGS-Geosol Ltda. has a sample prep facility. Samples are dried at 105°C, crushed to 2mm, homogenized, and then a 1.0 kg split is taken from approximately 3kg of material. The 1.0 kg split material is pulverized to minus 150 mesh and a 150g split is then taken from this portion for the fire assay. At Itaituba SGS-Geosol prep lab, one “blank” (pure pulverized quartz) is inserted every 40 samples and a sieve test for crushing (90%-2mm) and pulverizing (95%-150#) is performed every 20 samples. The pulps (150 grams) were then air freighted to the SGS-Geosol analytical laboratory in Belo Horizonte for Fire Assay/AA analysis on 50g split. SGS-Geosol is an ISO9001/2000-certified mining and environmental analysis laboratory, and, in addition, participates in various inter-laboratory proficiency testing programs. In addition to the laboratory quality control, Brazauro has added its own check samples each 10 samples.

Mr. Rodrigo Mello, a qualified person as defined in NI 43-101, has read and approved the technical portions of this release.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like “anticipate”, “believe”, “estimate”, “expect”, “will”, “intend” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies;; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated.